Exhibit 4.21

Execution Version

Dated December 21, 2016

KENON HOLDINGS LTD.

and

CHERY AUTOMOBILE CO. LTD.

RELEASE AGREEMENT

THIS RELEASE AGREEMENT is made on December 21, 2016.

AMONG:

(1)
Kenon Holdings Ltd., a Singapore company with shares listed on the Tel Aviv Stock Exchange and New York Stock Exchange (company registration no. 201406588W), whose legal address is at 1 Temasek Avenues, #36-01 Millenia Tower, Singapore 039192 (“Kenon”); and

(2)
Chery Automobile Co., Ltd. , a limited liability company duly organized and validly existing under the laws of the People’s Republic of China (“PRC”) with its legal address at 8 Changchun Road, Economic and Technology Development Area, Wuhu, Anhui Province, China (“Chery”).

(Keon and Chery are hereinafter individually referred to as a “Party” and collectively the “Parties”.)

WHEREAS:

(1)
Kenon is the parent company of Quantum (2007) LLC (“Quantum”) and Chery is the major shareholder of Wuhu Chery Automobile Investment Co., Ltd. (“Wuhu Chery”). Quantum and Wuhu Chery are equal shareholders of the Sino-foreign equity joint venture company Qoros Automotive Co., Ltd. (“Qoros”).

(2)
Qoros signed a RMB/USD dual currency facility agreement for fixed assets investment with an aggregate facility amount up to an equivalent of RMB3 billion  (the “Loan Agreement”) with contract No. YT41121230018 on 23 July 2012 with The Export-Import Bank of China, China Construction Bank Co., Ltd., Suzhou  Branch (the “Agent”) and several other banks listed in the Loan Agreement as lenders (the “Lenders”). Pursuant to and subject to the terms and conditions of the Loan Agreement, the Lenders agreed to make available to Qoros a long term loan facility in an aggregate amount not exceeding an equivalent of RMB3,000,000,000 (3 billion) in RMB/USD dual currency.

(3)
As a condition subsequent under the Loan Agreement, Chery entered into a guarantee deed with contract No. YT41121230018(A) and dated 23 July 2012 with the Agent to provide an irrevocable and unconditional guarantee covering 50% of the indebtedness of Qoros under the Loan Agreement (the “Chery Secured Indebtedness”).

(4)
Kenon and Chery further entered into a guarantee contract (the “Kenon Guarantee”) dated 5 November 2015, pursuant to which Kenon agreed to provide an irrevocable and unconditional guarantee to Chery for up to 50% of the Chery Secured Indebtedness (the “Kenon Secured Indebtedness”) up to a maximum amount equal to the Total Amount (as defined in the Kenon Guarantee) .

(5)	It is contemplated that in connection with this Release Agreement, each of Quantum and Wu Chery will agree to provide a shareholder loan of RMB 250 million to Qoros (each a “250m Shareholder Loan”).

(6)
Kirby Enterprises Inc. (“Kirby”) has agreed to provide a Comfort Letter to Chery in relation to the Chery Secured Indebtedness for up to RMB 250 million pursuant to the terms of a Comfort Letter between Kirby and Chery dated on the same date of this Release Agreement (“Kirby Comfort Letter”).

(7)
Quantum has agreed to create a first priority pledge over the Pledged Equity (as defined in the Quantum Share Pledge) of Qoros in favour of Chery pursuant to the terms and conditions of an equity pledge agreement dated on the same date of this Release Agreement (“Quantum Share Pledge”).

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(8)
In consideration of the provision of the 250m Shareholder Loan by Quantum to Qoros (to be made in connection with a 250m Shareholder Loan from Wuhu Chery), and provision of Quantum Share Pledge by Quantum, the Parties would like to release Kenon from certain guarantee obligations under the Kenon Guarantee.

IT IS AGREED as follows:

1.	INTERPRETATION
1.1	Incorporated definitions

Words and expressions defined in the Kenon Guarantee shall have the same meanings when used in this Release Agreement unless otherwise provided or the context otherwise requires.

2.	RELEASE

The parties agree that, upon provision of the 250m Shareholder Loan by Quantum to Qoros, the provision of the Kirby Comfort Letter by Kirby and the provision of the Quantum Share Pledge by Quantum:

(a)
the guaranteed obligations of Kenon in relation to the Kenon Secured Indebtedness under the Kenon Guarantee, including but not limited to the principal amounts drawn under the Loan Agreement, shall, be reduced by the Equity Pledge Portion (as defined below) such that Kenon shall continue to assume its guaranteed obligations in relation to the Kenon Portion (as defined below) in accordance with the terms of the Kenon Guarantee, subject to the Total Amount as reduced pursuant to paragraph (b) below;

For the purpose of this paragraph (a):

(i)
“Equity Pledge Portion” means one-third of the obligations in relation to the Kenon Secured Indebtedness which are required to be guaranteed by Kenon under the Kenon Guarantee, calculated as if this Release Agreement had not been entered into (and Chery will seek recourse against the Quantum Share Pledge and the Kirby Comfort Letter in respect of such obligations); and

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(ii)
“Kenon Portion” means two-thirds of the obligations in relation to the Kenon Secured Indebtedness which are required to be guaranteed by Kenon under the Kenon Guarantee, calculated as if this Release Agreement had not been entered into.

(iii)
For the avoidance of doubt, the Equity Pledge Portion and the Kenon Pledge Portion shall be subject to partial or full repayment or other discharge of Kenon Secured Indebtedness from time to time from the date of this Release Agreement,

(b)
the Total Amount as referred to in Clause 2 of Kenon Guarantee shall be reduced by an amount of RMB250 million such that the maximum guaranteed obligations of Kenon in relation to the Kenon Secured Indebtedness under the Kenon Guarantee shall be reduced accordingly.

The other terms and conditions under the Kenon Guarantee, in particular, the terms and conditions for Kenon to perform or pay any liabilities, obligations and amount under the Kenon Guarantee shall remain unchanged except as provided herein.

3.	INDEPENDENT GUARANTEE
The provision of the Quantum Share Pledge by Quantum to Chery or the exercise of Chery of its rights under the Quantum Share Pledge shall not in any way affect the obligations of Kenon under the Kenon Guarantee as amended and reduced  by this Release Agreement.

4.	FURTHER ASSURANCE

Chery will, at the request and cost of Kenon, take whatever action which is reasonably necessary to release the Released Kenon Obligation from the Kenon Secured Indebtedness.
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5.	LANGUAGES

This Release Agreement shall be executed in English and Chinese. To the extent there is any discrepancy between the English and Chinese versions, the English version shall prevail.

6.	GOVERNING LAW AND ENFORCEMENT

6.1	Governing law and disputes settlement

This Release Agreement is governed by and construed in all respects in accordance with the laws of the PRC.  The provisions of Clause 19 of the Kenon Guarantee shall apply to this Release Agreement as if set out in full in this Release Agreement with references to “this Guarantee Contract” being treated as references to this Release Agreement.

6.2	Counterparts

This Release Agreement may be executed in any number of counterparts.

THIS RELEASE AGREEMENT has been executed on the date stated at the beginning of this Release Agreement.

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SIGNATORIES

Kenon Holdings Ltd.

Release Agreement

Release Agreement